Exhibit 17.3

MALCOLM M. B. STERRETT

4516 WETHERILL ROAD

BETHESDA, MARYLAND 20816

(301) 229-8999 FAX (301) 229-8877

August 16, 2006

Ms. Therese K. Hathaway

Corporate Secretary

Telos Corporation

19886 Ashburn Road

Ashburn, VA 20147

Dear Ms. Hathaway,

As a member of the Board of Directors of Telos Corporation (the “Company”) since 1998, I have done my best to do what I honestly believed was in the best interests of the Company and all of its stockholders, to fulfill my fiduciary responsibilities under Maryland law, and to cause the company to comply with all of its disclosure obligations under the federal securities laws. I regret that other important participants in the corporate enterprise have impeded the Board of Directors from taking actions that I believed were necessary and appropriate. Because it has become clear to me that I will not be allowed to function effectively as a fiduciary for the Company and all of it stockholders, I hereby resign as a director of the Company, effective immediately.

Please be advised that I am resigning “because of a disagreement with the registrant” on a matter “relating to the registrant’s operations, policies or practices.” Accordingly, Item 5.02 of the instructions to Form 8-K requires that the Company file a Form 8-K with regard to my resignation and include a copy of this letter with that filing.

Sincerely,

Malcolm M. B. Sterrett